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Exhibit (b)(1)

June 15, 2006

Teck Cominco Limited
Senior Bridge Credit Facility
Amended and Restated Commitment Letter

Teck Cominco Limited
200 Burrard Street
Suite 600
Vancouver, BC
V6C 3L9

Attention:	R.A. Millos Senior Vice-President, Finance and Chief Financial Officer

Ladies and Gentlemen:

        You (the "Borrower") have requested that BMO Nesbitt Burns ("BMONB") and Merrill Lynch Pierce Fenner & Smith Incorporated ("MLPF&S"; and together with BMONB, the "Joint Lead Arrangers") agree to structure, arrange and syndicate a 12-month senior non-revolving bridge term credit facility in an aggregate amount of up to U.S.$3,200,000,000 (the "Facility"), that each of Bank of Montreal ("BMO") and Merrill Lynch Capital Canada Inc. ("MLCCI") commit to provide a 50% portion of the Facility, that BMO agree to serve as administrative agent for the Facility and that MLCCI agree to serve as syndication agent for the Facility. The Facility will be available to assist the Borrower in financing a takeover bid (the "Bid") for all of the issued and outstanding common shares of Inco Limited (the "Target") together with associated rights issued and outstanding under the shareholder rights plan of Target and to pay fees and expenses incurred in connection with the Bid.

        Each of BMONB and MLPF&S is pleased to advise you that it is willing to act as Joint Lead Arranger and Joint Bookrunner for the Facility.

        Furthermore, each of BMO and MLCCI is pleased to advise you of its commitment to provide 50% of each Facility upon the terms and subject to the conditions set forth or referred to in this commitment letter (the "Commitment Letter") and in the Summary of Terms and Conditions attached hereto as Exhibit A (the "Term Sheet").

        This Commitment Letter amends and restates in its entirety the commitment letter among ourselves dated May 7, 2006 pursuant to which the Joint Lead Arrangers agreed to make available to the Borrower a bridge term credit facility in an amount in excess of U.S.$3,200,000,000 on comparable terms and conditions.

        It is agreed that BMO will act as the sole and exclusive Administrative Agent, that MLCCI will act as the sole and excusive Syndication Agent and that BMONB will act with MLCCI as Joint Lead Arrangers and Joint Bookrunners for the Facility. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other that that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Facility unless you and we shall so agree.

        We intend to syndicate the Facility to a group of financial institutions (together with BMO and MLCCI, the "Lenders") identified by us in consultation with you, and you agree actively to assist BMONB and MLPF&S in completing a syndication satisfactory to them. Such assistance shall include (a) your using commercially reasonable efforts to encourage the financial institutions with which you have existing relationships to participate in the Facility, (b) direct contact between senior management and advisors of the Borrower and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication, and (d) the hosting, with BMONB and MLPF&S, of one or more meetings of prospective Lenders.

        As Joint Lead Arrangers, BMONB and MLPF&S will manage all aspects of the syndication, including decisions as to the selection, from the group referred to in the preceding paragraph, of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders (all of which matters will be determined by BMONB and MLPF&S in consultation with you). In acting as Lead Arrangers, BMONB and MLPF&S will have no responsibility other than to arrange the syndication as set forth herein and shall in no event be subject to any fiduciary or other implied duties. To assist BMONB and MLPF&S in their syndication efforts, you agree promptly to prepare and provide to BMONB and MLPF&S, all information with respect to the Borrower, its subsidiaries and the transactions contemplated hereby, including all financial information and five-year projections (the "Projections"), and all information available to the Borrower with respect to the Target and its subsidiaries (the "Target Information"), as may be requested in connection with the arrangement and syndication of the Facility. You hereby represent and covenant that (a) all information other than the Projections and the Target Information (the "Information") that has been or will be made available to BMONB and MLCCI by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, (b) the Projections that have been or will be made available to BMONB and MLPF&S by you or any of your representatives have been or will be prepared in good faith based upon assumptions which you consider to be reasonable and (c) you have no reason to believe that any of the Target Information is incorrect in any material respect. You understand that, in arranging and syndicating the Facility, we may use and rely on the Information, Projections and Target Information without independent verification thereof.

        As consideration for the commitments hereunder and the agreements to perform the services described herein, you agree to pay the nonrefundable fees set forth in Annex I to the Term Sheet and in the Fee Letter dated the date hereof and delivered herewith (the "Fee Letter").

        The commitments hereunder and the agreements to perform the services described herein are subject to (a) our satisfaction that, prior to and during the syndication of the Facility, there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any affiliate thereof (other than a refinancing of the existing Antamina project financing), (b) the negotiation, execution and delivery on or before September 30, 2006 of definitive documentation with respect to the Facility satisfactory to BMO, MLCCI and their counsel, (c) our satisfaction with the offer price under the Bid, (d) there having been no amendment, waiver or termination of any condition of the Bid except with the written consent of the Joint Lead Arrangers which shall not be unreasonably withheld or delayed (it being understood that the conditions of the Bid will be substantially as set forth in the Offer to Purchase (the "Bid Document") dated May 23, 2006), (e) there having been no determination by the Borrower of the satisfaction of the conditions set forth in paragraphs 2(d), (e), (f), (g), (i), and (j) of the Bid Document, in each case, without the written consent of the Joint Lead Arrangers, which shall not be unreasonably withheld or delayed, and (f) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of the commitments hereunder and of the Facility are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of BMONB, MLPF&S, BMO, MLCCI and the Borrower. The foregoing conditions are for the sole and exclusive benefit of BMONB, MLPF&S, BMO and MLCCI, and may be waived by such parties in their sole discretion.

        You agree to provide to the Joint Lead Arrangers an opportunity to review and approve (a) the press release relating to the Bid prior to its issuance, (b) the offer document and the Bid Document to be provided to shareholders of the Target in connection with the Bid, and (c) the documentation relating to the acquisition (whether by way of compulsory acquisition or amalgamation squeeze-out) of the remainder of the equity securities of the Target not acquired by the Borrower or any of its subsidiaries in connection with the Bid. Each such approval shall not to be unreasonably withheld or delayed. In addition, you agree that you will not issue any press release or any other publicity in relation to the Bid which makes reference to the Facility or to some or all of the Lenders, the Joint Lead Arrangers or the Administrative Agent unless the publicity is required by law or by the Toronto Stock Exchange, the Ontario Securities Commission or any other authority exercising similar powers (in which case you shall notify the Joint Lead Arrangers of such requirement as soon as reasonably practicable upon becoming aware of it), without the prior written consent of the Joint Lead Arrangers (not to be unreasonably withheld or delayed).

        You agree that, if you or any of your subsidiaries acquire (a) 90% or more of the equity securities of the Target on a fully diluted basis, you will promptly give notices under applicable law for the purpose of a compulsory acquisition of the remainder of the equity securities of the Target, and you shall take all necessary action to promptly complete such compulsory acquisition following completion of the Bid, or (b) more than 66 2/3% but less than 90% of the equity securities of Target on a fully diluted basis, you will promptly take steps to effect one or more transactions pursuant to which the Target will become your direct or indirect wholly-owned subsidiary.

        You will keep the Joint Lead Arrangers informed as to the status and progress of the Bid, as appropriate, and in particular, you will from time to time, promptly upon request, give to the Joint Lead Arrangers reasonable details as to the current level of acceptances of the Bid and such other matters relevant to the Bid as the Joint Lead Arrangers may reasonably request, and you will inform the Joint Lead Arrangers (as soon as is reasonably practical) of your intention to take up and pay for shares deposited under the Bid.

        You agree (a) to indemnify and hold harmless BMONB, MLPF&S, BMO, MLCCI, the other Lenders, their respective affiliates and their respective officers, directors, employees, advisors, and agents (each, an "indemnified person") from and against any and all losses (other than losses of profit), claims, damages, expenses and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facility, the use of the proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the willful misconduct or gross negligence of such indemnified person, and (b) to reimburse BMONB, MLPF&S, BMO, MLCCI and their affiliates on demand for all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, consultant's fees and expenses (although no consultant shall be retained without the Borrower's prior consent), travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facility and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with its activities related to the Facility.

        This Commitment Letter shall not be assignable by you without the prior written consent of BMONB, MLPF&S, BMO and MLCCI (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and us. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Facility and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the Province of British Columbia.

        This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your directors, officers, agents and advisors who are directly involved in the consideration of this matter, or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law, including the requirements of securities laws or stock exchange rules (in which case you agree to inform us promptly thereof).

        You acknowledge that any of us or our affiliates may be providing debt financing, equity capital or other services (including financial advisory services, but expressly excluding (i) financial advisory services for the Target relating to the Bid, and (ii) any mergers and acquisition advisory mandate for any other person which might make a competing bid for the Target) to other parties in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Neither we nor any of our affiliates will use confidential information obtained from you by virtue of the transactions contemplated by this letter or their other relationships with you in connection with the performance by any of us or our affiliates of services for other parties, and neither we nor any of our affiliates will furnish any such information to other parties. You also acknowledge that we and our affiliates have no obligation to use in connection with the transactions contemplated by this letter, or to furnish to you, confidential information obtained from other parties.

        The compensation, reimbursement and indemnification provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder. The confidentiality provisions contained herein shall cease to apply once the definitive financing documentation has been executed and delivered, except that such confidentiality provisions shall continue in full force and effect with respect to those matters contemplated by the Fee Letter.

        All currency references in this Commitment Letter, the Term Sheet and the Fee Letter refer to U.S. Dollars, unless otherwise specified.

        If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to BMONB and MLPF&S executed counterparts hereof and of the Fee Letter, not later than 10:00 a.m., Toronto time, on June 16, 2006. The commitments and agreements herein will expire at such time in the event the intended recipients have not received such executed counterparts in accordance with the immediately preceding sentence.

        We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,
BMO NESBITT BURNS		BANK OF MONTREAL
By:	/s/ STEPHEN KELLY Name: Stephen Kelly Title: Managing Director	By:	/s/ STEPHEN KELLY Name: Stephen Kelly Title: Managing Director
By:	Name: Title:	By:	Name: Title:
MERRILL LYNCH PIERCE FENNER & SMITH INCORPORATED		MERRILL LYNCH CAPITAL CANADA INC.
By:	/s/ STEPHEN B. PARAS Name: Stephen B. Paras Title: Managing Director	By:	/s/ MARCELO COSME Name: Marcelo Cosme Title: Vice President
By:	Name: Title:	By:	Name: Title:
Accepted and agreed to as of the date first written above by:
TECK COMINCO LIMITED
By:	/s/ PETER ROZEE Name: Peter C. Rozee Title: Senior Vice President, Commercial Affairs
By:	Name: Title:

Exhibit A

Teck Cominco Limited
Amended and Restated Indicative Terms and Conditions for
US$3,200,000,000 Senior Bridge Credit Facility

Capitalized terms used herein are defined in this term sheet or in the credit agreement dated as of
February 16, 2005 governing Teck Cominco Limited's $650,000,000 Revolving Credit Facility (the
"Existing Credit Facility").

Borrower:	Teck Cominco Limited
Guarantor:
Teck Cominco Metals Ltd.; any wholly owned subsidiary of the Borrower which may be formed for the purpose of acquiring Target; and Target, immediately after Target becomes a direct or indirect wholly-owned subsidiary of the Borrower.
Joint Lead Arrangers, Underwriters, and Co-Bookrunners:
BMO Nesbitt Burns and Merrill Lynch Pierce Fenner & Smith Incorporated will act Joint Lead Arrangers and Co-Bookrunners, and Bank of Montreal and Merrill Lynch Capital Canada Inc. will each underwrite 50% of the Credit Facility.
Administrative Agent:	Bank of Montreal
Syndication Agent:	Merrill Lynch Capital Canada Inc.
Lenders:	A syndicate of lenders (including Bank of Montreal and Merrill Lynch Capital Canada Inc.) selected by the Lead Arrangers acting reasonably and in coordination with the Borrower.
Credit Facility:
Senior credit facility totalling US$3,200,000,000 (the "Amount") in the form of a 12-month non-amortizing Bridge Loan to be repaid from the proceeds of debt capital market issues, proceeds of bank term financings, and Target's cash balances.
Purpose:
The Credit Facility will be used to fund the Acquisition and associated Acquisition fees and expenses. As used herein, the term "Acquisition" means the acquisition by the Borrower of (i) all of the issued and outstanding shares of Target together with associated rights issued and outstanding under the shareholder rights plan of Target, and including any shares of Target that become issued and outstanding upon the conversion, exchange or exercise of any securities that are convertible into or exchangeable or exercisable for Target shares for a purchase price payable in cash in an amount not to exceed $6.37 billion, and in up to 143.1 million Class B subordinate voting shares of the Borrower, the whole as set forth in the Offer to Purchase issued by the Borrower to the shareholders of Target on May 23, 2006 and (ii) all indebtedness of Target convertible into shares of Target.
Availability:
The Credit Facility will be non-revolving and available for a period of 270 days following the public announcement by the Borrower of the Acquisition, provided that the initial drawdown (the "Drawdown") must occur not later than 180 days following the announcement of the Acquisition, subject to satisfying the Conditions Precedent, failing which the Facility will be cancelled.

At any time prior to closing, the Borrower shall have the right to cancel all or any portion of the Credit Facility subject to payment of the ticking fee contemplated by the Fee Letter to the date of cancellation.
Subject to the conditions precedent set out herein, minimum draw amounts and standard notice periods, the Credit Facility will be available by way of:
	a)	Canadian Dollars: Prime Rate advances ("Prime") and Bankers' Acceptances ("B/A's"); and
	b)	U.S. Dollars: U.S. Base Rate advances ("U.S. Base") and U.S. LIBOR ("LIBOR").
Repayment:
Repayable in full on the date which is 12 months following the first drawdown under the Facility. Mandatory prepayment with the net proceeds of any capital markets issuance of debt or equity by the Borrower or any of its affiliates.
Optional Prepayment:	Loans may be prepaid and the commitments may be reduced in minimum amounts to be agreed, without penalty, subject to usual breakage costs.
Security:	Unsecured. The Facility will rank at least pari-passu with all senior unsecured and unsubordinated debt of the Borrower and Guarantor.
Fees & Interest:
Rating	Commitment Fee (bps)	Margin for LIBOR, BA's and L/C's (bps)	Margin for Prime and US Base (bps)
> A3 or A-	9.0	40.0	0.0
Baa1 or BBB+	10.0	50.0	0.0
Baa2 or BBB	12.5	60.0	0.0
Baa3 or BBB-	15.0	75.0	0.0
< Baa3 or BBB-	20.0	110.0	10.0

Applicable level based upon a "higher of" rating. If there is more than a two-notch difference in the ratings, then the applicable level will be one notch below the higher rating.
Fees:	As contemplated in the Fee Letter.
Administrative Agent Fee:	As contemplated in the Fee Letter.
Conditions Precedent:	Initial Conditions: Usual and customary for contested public acquisition financing in Canada, including the following, all of which must be fulfilled to the satisfaction of each of the Lenders:
(a)
Accuracy of representations and warranties (save and except that the representations and warranties relating to no material adverse change, absence of undisclosed liabilities and no material litigation shall not be brought down to the date of the initial borrowing); absence of defaults; evidence of authority; satisfactory legal opinions; compliance with applicable laws, rules and regulations; and regulatory and other approvals in Canada, the United States and the European Union;
(b)
The Takeover Bid shall be consummated contemporaneously with the first advance of funds under the Credit Facility upon satisfaction of all of the conditions specified in the Bid Document (as defined in the Commitment Letter), without any amendment thereto or waiver or termination thereof except with the written consent of the Joint Lead Arrangers which shall not be unreasonably withheld or delayed, and there having been no determination by the Borrower of the satisfaction of the conditions set forth in paragraphs 2(d), (e), (f), (g), (i), and (j) of the Bid Document, in each case, without the written consent of the Joint Lead Arrangers, which shall not be unreasonably withheld or delayed (it being understood that extensions of the expiration date of the Takeover Bid from time to time prior to the availability expiration date hereunder shall not require the approval of the Joint Lead Arrangers);
(c)
Evidence satisfactory to the Administrative Agent that there has been validly deposited under the Takeover Bid and not withdrawn, such number of Shares (calculated on a fully diluted basis) as are required to ensure either a compulsory acquisition or the successful completion of a "going private transaction" (as defined under applicable statutory and securities law policy requirements), excluding the Shares which are held by or on behalf of the Borrower, its affiliates or associates;

	(d)	All material filings shall have been made and all material governmental approvals have been obtained in respect of the Takeover Bid and the Acquisition;
	(e)	Sources and uses of funds in connection with the transaction contemplated hereby shall be substantially as set forth in Exhibit 1;
	(f)	Execution of a credit agreement and receipt of legal opinions in respect of the Facility in form and substance satisfactory to the Lenders;
	(g)	Delivery of a pro-forma Compliance Certificate confirming compliance by the Borrower with the financial covenant described below on a pro-forma basis after giving effect to the Acquisition;
	(h)	Receipt of all fees and reimbursable expenses when due; and
(i)
All terms and conditions of and the documentation for the Takeover Bid shall be satisfactory to the Joint Lead Arrangers, acting reasonably; without limiting the foregoing, a condition of the offer shall be that the acquisition by Target of Flask does not proceed.

Note: The intention of the Joint Lead Arrangers is to determine satisfaction of condition (i) above in advance of preparation of the definitive Credit Agreement, with the result that such condition would not appear in the definitive Credit Agreement.

Conditions for Subsequent Borrowings: a) accuracy of representations and warranties (other than the no material adverse change warranty, which will not be brought down to the date of subsequent borrowings), and b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.
Reps & Warranties:
Standard and customary, including accuracy of financial disclosure, no material adverse change, absence of undisclosed liabilities, corporate existence, compliance with laws including environmental laws and regulations, corporate power and authority, enforceability of credit agreement, no conflict with law or contractual obligations, no material litigation, no default, ownership of property, no undisclosed liens, no restriction on ability of Borrower to complete the Acquisition or this financing transaction, payment of taxes.
Positive Covenants:
Standard and customary, including delivery of financial statements and officer compliance certificates, continuation of existence and ownership of property, compliance with laws including environmental laws and regulations, compliance with material contractual obligations, maintain property and insurance, maintain books and records, right of lenders to inspect property and books and records, provide notice of default, material litigation, and any material events, maintain a rating with both S&P and Moody's and a covenant to make an offer to repay the Credit Facility upon the occurrence of a Change of Control.

Financial Covenant:
A maximum debt to capitalization covenant of 0.5:1.0, calculated in a manner consistent with the Existing Credit Agreement, plus a "most favoured nations" covenant to ensure that the Lenders automatically have the benefit of any other present or future financial ratio or other form of financial measurement covenant provided by the Borrower or any guarantor of the Credit Facility to any other lender and not otherwise specifically included in the Credit Facility. If any such present or future financial ratio or other form of financial measurement covenant provided by the Borrower or any guarantor of the Credit Facility to another lender and not otherwise specifically included in the Credit Facility is changed or eliminated, the same change or elimination will automatically apply to the Credit Facility.
Negative Covenants:	Per Existing Credit Agreement inclusive of:
a)
Indebtedness for borrowed money (including guarantees of borrowed money) of Teck Cominco America Inc, Teck Cominco Alaska Inc, Cominco Mining partnership, Cominco Nova Scotia Company, and Cominco Hungary Services Kft (the "Constrained Parties") will not exceed US$100MM (which amount includes the current US$60MM indebtedness for borrowed money of Teck Cominco Alaska Inc); excluding inter-company indebtedness among the Constrained Parties, the Borrower, and any guarantor of the Facility, provided that this limit on indebtedness will cease to apply i) to each of the Constrained Parties at such time as it becomes a guarantor of the Facility, and ii) to all the Constrained Parties at such time as Teck Cominco Alaska Inc. guarantees the Facility and Cominco Hungary Services Kft postpones its US$350MM loan to such guarantee obligation.
b)
a negative pledge substantially the same as contained in the Borrower's US$650MM syndicated credit facility, with a "basket" equal to 10% of Consolidated Net Tangible Assets as is consistent with Teck's Note Indenture.
c)
other than restrictions permitted in the Existing Credit Agreement relating to indebtedness of the Constrained Parties permitted under a) above, no restrictions will be permitted on the ability of the Constrained Parties to make payments to the Borrower or Guarantor.

Application to Target:
Except as set forth in the next sentence, for the purpose of the representations, warranties, covenants, and events of default, Target and its subsidiaries will not be considered subsidiaries of the Borrower until Target becomes a wholly owned subsidiary of the Borrower. From the closing date until the date on which Target becomes a direct or indirect wholly-owned subsidiary of the Borrower, the Borrower will not take any action, or fail to take any action within the control of the Borrower, which would result in a breach of the negative pledge provisions applicable to Target and its subsidiaries. After Target becomes a direct or indirect wholly-owned subsidiary of the Borrower, the Borrower will cause Target and its subsidiaries to comply with such negative pledge provisions.
Material Adverse Effect:
Where appropriate, the representations and warranties, and affirmative covenants will be modified to exclude the effect of events or circumstances which do not have, and could not reasonably be expected to have, a material adverse effect. For these purposes, "material adverse effect" will be defined to mean a material adverse effect, taking into account all facts and circumstances, on the business, properties, condition (financial or otherwise) or operations of the Borrower and its subsidiaries taken as a whole in relation to its consolidated business, properties, condition (financial or otherwise) or results of operations as of the date of the most recent audited financial statements delivered to the Lenders prior to the commitment date, which has had or could reasonably be expected to have a material adverse effect on the ability of the Borrower to perform its obligations under the Credit Documentation. For greater certainty, until Target becomes a direct or indirect wholly-owned subsidiary of the Borrower, "material adverse effect" shall be determined without regard to Target and its subsidiaries.
Events of Default:
Standard and customary, including failure to pay fees and interest after applicable grace periods, inaccuracy of representations and warranties, violation of covenants (subject to grace period in respect of certain positive covenants), cross-default on payments defaults (C$50MM) and cross-acceleration on other defaults (C$50MM), bankruptcy proceedings, material judgements and material asset seizures.
Change of Control:
If any person or group of persons, acting together, (other than any of i) the direct lineal descendants of Dr. Norman B. Keevil, Sr,, their family members, or trusts for the benefit of such descendants or family members, ii) Sumitomo Metal Mining Co. Ltd or its subsidiaries, or iii) any corporation or other entity controlled by any of them) owns or controls more than 50% of the voting power attached to the equity securities of the Borrower.

Voting:
Amendments and waivers shall require the approval of lenders representing 51% of the Facility, except that the consent of each lender shall be required in respect of extension of maturity dates, increases in amounts of each lender's commitment, reductions in rate of fees and interest, and changes to voting percentages.
Assignments:
Lenders may assign their loans and commitments subject to the consent of the Borrower (such consent not to be unreasonably withheld) and the Administrative Agent. If an event of default has occurred and is continuing, the consent of the Borrower shall not be required. The Borrower may not assign its obligations under the Facility.
Yield Protection:	Standard provisions shall apply.
Syndication; Market Flex:	The commitments herein are subject to the conditions precedent and covenants stipulated in the Commitment Letter and the market flex provisions contemplated in the Fee Letter.
Expenses:
The Borrower shall pay all reasonable out of pocket expenses of the Agent and Lead Arrangers in respect of the preparation, execution, delivery and administration of the Facility, including legal fees of Lenders' counsel.
Governing Law:	Province of British Columbia
Lenders' Counsel:	Blake, Cassels & Graydon LLP

Exhibit 1

Sources and Uses of Funds

Uses of Funds (US$ in Millions)		Sources of Funds (US$ in Millions)
Purchase of Common Shares Outstanding Not Owned	$12,752	Excess cash from Tea (Excl. minimum cash balance)		2,710	17%
Cost of Common Shares Already Owned	$165
Cost of Acquiring Rest of 10% Toe-Hold	$—	Excess cash from Ice (Excl. PT Ice Cash)	547
Cost on Stocks Options and Warrants	$994	Proceeds from in-the-money options	395
Cost of Convertible Debt (Incl. LYONS)	$1,674		943

Total Consideration for Common Share Equivalents	$15,585	Bridge Loan		2,962	19%
Transaction Costs	$172	Revolver/Bank Debt		—	0%

Gross Aggregate Cost of Acquisition	$15,757
Less: Cost of Common Shares Already Owned	$(165)	Total Debt		2,962	19%

		Teck Common Stock		9,920	64%
Total uses of funds	$15,592	Total sources of funds		$15,592	100%

Definitions

Bid Document:	Means the offer to purchase by the Borrower of all of the issued and outstanding common shares of Target together with associated rights issued and outstanding under the shareholder rights plan of Target.
Takeover Bid:
Means the offer made in the Bid Document pursuant to which the Borrower offers to acquire all of the issued and outstanding common shares of Target together with associated rights issued and outstanding under the shareholder rights plan of Target.
Target:	Means Inco Limited.

QuickLinks

Teck Cominco Limited Senior Bridge Credit Facility Amended and Restated Commitment Letter
  Exhibit A
Teck Cominco Limited Amended and Restated Indicative Terms and Conditions for US$3,200,000,000 Senior Bridge Credit Facility
Exhibit 1 Sources and Uses of Funds
Definitions